Mail Stop 4561

December 12, 2007

Mr. Joe L. Price
Chief Financial Officer
Bank of America Corporation
Bank of America Corporate Center
100 N. Tyron Street
Charlotte, NC 28255

> **Re: Bank of America Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2007, June**
> **30, 2007, and September 30, 2007**
> **File No. 1-6523**

Dear Mr. Price:

We have reviewed your response dated October 17, 2007 and have the following comments.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Consolidated Financial Statements

Note 11 – Commitments and Contingencies

Litigation and Regulatory Matters, page 24

1.   We note the statement in the November 13, 2007 conference presentation by Joe L. Price that you expect to recognize your share of the Visa settlement with American Express in the fourth quarter. Please tell us the following:

- the dollar amount and percentage of your ownership in Visa;
- how you considered SFAS 5 and FIN 45 related to your obligations under the Visa settlement, including the anti-trust litigation, the Loss Sharing Agreement and the Judgment Sharing Agreement; and
- how you determined the proper period to record any liabilities associated with these agreements and the Visa settlement with American Express.

Management's Discussion and Analysis

Capital Markets and Advisory Services, page 77

2.   We note your disclosure regarding losses related to sales and trading activities during the quarter ended September 30, 2007. Please tell us and in future filings disclose the following:

- separately quantify client activity fees and gains/losses resulting from proprietary positions and trading; and
- describe the specific types of positions and hedges for which there was a breakdown in hedge correlation, including some specific examples.

3.   We note your disclosure on page 78 regarding losses on leveraged loans, loan commitments and the company's share of the forward calendar. Please tell us and in future filings quantify your exposure to covenant light loans, lower rated unsecured, or subordinate positions. Disclose whether the leveraged finance write-downs during the third quarter were concentrated on these types of higher risk loans and commitments.

4.   Please describe for us how you determined the valuation of leveraged loans, loan commitments, the company's share of the forward calendar, commercial debt obligation ("CDO") warehouse pipeline, and financings of mezzanine CDO paper as of September 30, 2007. Describe the specific changes in model assumptions used and your basis for the assumptions that resulted in the recognition of losses during the quarter.

5.   Please describe for us how you determined the valuation of CDOs as of September 30, 2007. Describe the specific subsequent changes in model assumptions used and your basis for the assumptions that resulted in your estimate of a $3 billion fourth quarter write-down as disclosed in your November 13, 2007 conference presentation.

Trading Risk Management, page 122

6.   We note your disclosure that during the twelve-months ended September 30, 2007 10 percent of the total trading days had losses greater than $10 million and the largest loss was $159 million. Please tell us and in future filings disclose your policies and procedures in place to monitor, assess, and react to daily trading losses that exceed a certain maximum amount. Describe how the amount of trading days with losses exceeding $10 million and the amount of losses were considered within your risk monitoring and mitigation activities.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief